EXHIBIT 99.1

Smackover Lithium Receives Indications of Interest for Over $1 Billion in Project Finance for the SWA Project

All figures are in US dollars unless otherwise stated.

LEWISVILLE, Ark., Dec. 09, 2025 (GLOBE NEWSWIRE) -- Smackover Lithium, a Joint Venture (“JV”) between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI) and Equinor, is providing an update with respect to the project financing being pursued for the South West Arkansas Project (“SWA Project” or the “Project”). Smackover Lithium has received expressions of interest from three major Export Credit Agencies (“ECAs”), including among them Export-Import Bank of the United States (EXIM) and Export Finance Norway (Eksfin), for over $1 billion in senior secured project debt (the “ECA Financing”) to fund the construction of Phase 1 of the SWA Project.

Smackover Lithium is currently seeking a senior secured, limited recourse debt financing package of up to $1.1 billion in total (the “Project Debt”). The Project Debt is expected to be comprised of i) the ECA Financing package, which includes direct lending and the provision of ECA loan guarantees to a group of commercial banks (the covered tranche) that together account for a substantial portion of the total debt, and ii) an uncovered tranche of senior secured project debt from the commercial banks.

Earlier this year, Smackover Lithium conducted a market sounding of global commercial banks that are active in the project financing debt market and received multiple expressions of interest for both the covered tranche under the ECA Financing and the uncovered tranche. The responses included indicative terms that were consistent with the expectations of the JV and validated certain assumptions regarding the cost, term, structure and conditions that are customary for project debt facilities of this nature.   The combined commercial bank interest, together with the ECA Financing, exceed the targeted Project Debt.

The Project Debt will be used to fund total estimated capital expenditures of $1.45 billion for the SWA Project based on the results of the JV’s Front-End Engineering Design (FEED) and Definitive Feasibility Study, as well as financing costs. Any cost overrun facilities and reserve accounts, typical for project financings of this nature, remain subject to negotiation with the lenders.

David Park, Chief Executive Officer of Standard Lithium stated, “We have seen a very strong level of interest and engagement from export credit agencies and commercial lenders that are keen to partner with us in the development of the first lithium project in the Smackover. Expressions of interest have been at competitive indicative terms and exceed our targeted debt amount for the SWA Project. This strong response demonstrates the availability of capital and underscores the Project’s strategic importance, competitiveness and technological de-risking. We are well-positioned to be a regional champion, delivering a low-cost and sustainable source of lithium production in the United States.”

"Securing an attractive and comprehensive project financing package is a critical component of moving the SWA Project into construction," said Allison Kennedy Thurmond, VP for US Lithium at Equinor. “We continue to make meaningful progress on this important workstream and are pushing to reach a Final Investment Decision as soon as practical.”

None of the expressions of interest received to date from the ECAs or the commercial banks are commitments to finance the SWA Project and remain subject to customary due diligence that is in progress, credit and other approvals, the satisfactory negotiation of definitive documentation and other conditions precedent to financial close and drawdown.

Further updates on these efforts, including the dual-track customer offtake process that is critical to supporting this financing structure, will be provided as progress continues.

Project Financing Overview

The $1.45 billion in total capital expenditures (“CAPEX”) for the SWA Project was highlighted in the DFS news release dated 3rd September 2025. The SWA Project was awarded a $225 million grant from the U.S. Department of Energy’s Office of Manufacturing and Energy Supply Chains in January of 2025. Remaining CAPEX is expected to be financed by Project Debt of up to $1.1 billion and pro rata equity contributions from Standard Lithium and Equinor.

Department of Energy Acknowledgement and Disclaimer

This material is based upon work supported by the U.S. Department of Energy's Office of Manufacturing Energy and Supply Chains under award Number DE-MS-0000099. The views expressed herein do not necessarily represent the views of the U.S. Department of Energy or the United States Government.

About Smackover Lithium

Smackover Lithium is a joint venture between Standard Lithium and Equinor. Formed in May 2024, Smackover Lithium is developing multiple direct lithium extraction (“DLE”) projects in Southwest Arkansas and East Texas (the “JV Projects”). Standard Lithium owns a 55% interest and Equinor holds the remaining 45% interest in the JV Projects, with Standard Lithium maintaining operatorship.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin Project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables, and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and has offices in more than 20 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions, and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries

media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of SWA, the ability to monetize the ECA Financing or any ECAs expressions of interest, the availability of commercial bank interest, the size of the Project Debt, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.